Filed by IBERIABANK Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Companies: Pulaski Investment Corporation

Pocahontas Bancorp, Inc.

Commission File No: 000-25756

000-23969

FOR IMMEDIATE RELEASE

January 12, 2007

CONTACT:

Daryl G. Byrd, President and CEO (337) 521-4003

John R. Davis, Senior Executive Vice President (337) 521-4005

IBERIABANK Corporation Announces Acquisition Approvals

Lafayette, Louisiana – IBERIABANK Corporation (NASDAQ: IBKC), announced today the receipt of regulatory approvals for the pending acquisitions of Pocahontas Bancorp, Inc., based in Jonesboro, Arkansas and Pulaski Investment Corporation, based in Little Rock, Arkansas.

Pocahontas Bancorp, Inc. (“Pocahontas”)

On December 22, 2006, the Federal Reserve Bank of Atlanta approved the Company’s acquisition of Pocahontas. The required 15-day review period specified by the Department of Justice expired on January 5, 2007 without objection to the acquisition. The Company filed a Form S-4 registration statement with the Securities and Exchange Commission (“SEC”) in connection with the Pocahontas acquisition which was declared effective on December 29, 2006. The proxy statement was distributed to shareholders and a special meeting of Pocahontas shareholders is set for February 1, 2007 in Jonesboro, Arkansas. Pending shareholder approval, the acquisition is expected to be completed at the close of business on February 1, 2007, with operating systems and branch conversions during April 2007.

Pulaski Investment Corporation (“Pulaski”)

On January 9, 2007, the Federal Reserve Bank of Atlanta and the Arkansas State Bank Department approved the Company’s acquisition of Pulaski. Assuming no objection to the contrary, the required 15-day review period specified by the Department of Justice will expire on January 24, 2007. The Company filed a Form S-4 registration statement with the Securities and Exchange Commission (“SEC”) in connection with the Pulaski acquisition on January 4, 2007 which was declared effective on January 12, 2007. The information statement will be distributed to Pulaski shareholders and a special meeting of shareholders is set for January 26, 2007. The acquisition is expected to be completed within the next three weeks, with operating systems and branch conversions over the next three months.

Daryl G. Byrd, President and Chief Executive Officer of IBERIABANK Corporation added, “As we enter a new year, we embark on a new journey for our Company. As we approach the finalization of the acquisitions, we will significantly expand our footprint geographically, we will diversify our lines of business, enhance the products and services we can offer our clients and add new talent to our team. We are thrilled about the opportunities for growth ahead.”

When the acquisitions were originally announced, the Company anticipated aggregate one-time merger related costs of $18 million, on a pre-tax basis, in association with the two acquisitions. A significant portion of these costs will be capitalized. In the quarter ended September 30, 2006, the Company reported $225,000 in pre-tax one-time merger related costs. In addition, the Company recorded aggregate pre-tax one-time merger related costs of $168,000 ($0.01 per fully diluted share after-tax) and carrying costs associated with trust preferred and equity financing issued in advance of the Pulaski acquisition equal to $0.03 per fully diluted share (on an after-tax basis) during the quarter ended December 31, 2006. The Company anticipates the balance of projected one-time merger related costs and carrying costs of pre-acquisition financing will be incurred in the first and second quarters of 2007.

On a pro forma basis at September 30, 2006 including the acquisitions of Pocahontas and Pulaski and the recent issuance of trust preferred and common equity, at IBERIABANK Corporation would have total assets of $4.4 billion, shareholders’ equity of $451 million, a Tier 1 Leverage capital ratio of 7.44%, and total risk-based capital ratio of 10.94%. The Company’s common stock trades on the Nasdaq Global Market under the symbol “IBKC.” On a pro forma basis and assuming the Company’s closing stock price on January 11, 2007, the Company’s market capitalization would be approximately $725 million.

Forward Looking Statements

To the extent that statements in this press release relate to future plans, objectives, financial results or performance of IBERIABANK Corporation, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by the use of the words “plan”, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project” or similar expressions. IBERIABANK Corporation’s actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties.

Actual results could differ materially because of factors such as our ability to execute our growth strategy, risks relating to the integration of acquired companies that have previously been operated separately, credit risk of our customers, sufficiency of our allowance for loan losses, changes in interest rates, reliance on the services of executive management, competition for loans, deposits and investment dollars; changes in government regulations and legislation, geographic concentration of our markets, rapid changes in the financial services industry, and hurricanes and other adverse weather events. Other factors that may cause actual results to differ materially from these forward-looking statements are discussed in the Company’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission, available at the SEC’s website, www.sec.gov, and the Company’s website, www.iberiabank.com. All information in this release is as of January 11, 2007. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

In connection with each of the proposed mergers, IBERIABANK Corporation will file a Registration Statement on Form S-4 that will contain a proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about IBERIABANK, Pulaski, and Pocahontas without charge, at the SEC’s web site at HTTP://www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations-12th Floor, IBERIABANK Corporation, 200 West Congress Street, Lafayette, LA, 70501, Phone: (337) 521-4788, Fax: (337) 521-4021 or to Dwayne Powell, President and CEO, Pocahontas Bancorp, Inc., 1700 East Highland Drive, Jonesboro, AR 72401, Phone: (870) 802-1700, Fax: (870) 802-5945 or to Robert C. Magee, President, Pulaski Investment Corporation, 5800 “R” Street, Little Rock, AR 72207, Phone: (501) 661-7729, Fax: (501) 661-7861.

IBERIABANK Corporation and its directors and executive officers may be deemed to be “participants in the solicitation” of stockholders of Pocahontas Bancorp, Inc. in connection with the proposed transactions. Information concerning directors and executive officers and their direct or indirect interests, by security holdings or otherwise, can be found in the definitive proxy statement of IBERIABANK Corporation filed with the SEC on April 4, 2006.

Pocahontas Bancorp, Inc. and its directors and executive officers may be deemed to be “participants in the solicitation” of stockholders of Pocahontas Bancorp, Inc., in connection with the proposed transaction. Information concerning directors and executive officers and their direct or indirect interests, by security holdings or otherwise, can be found in the definitive proxy statement of Pocahontas Bancorp, Inc., filed with the SEC on January 4, 2006.

This communication is not an offer to purchase shares of Pulaski or Pocahontas common stock, nor is it an offer to sell shares of IBERIABANK Corporation common stock which may be issued in any proposed merger with Pulaski or Pocahontas. Any issuance of

IBERIABANK Corporation common stock in any proposed merger with Pulaski or Pocahontas would have to be registered under the Securities Act of 1933, as amended, and such IBERIABANK Corporation common stock would be offered only by means of a prospectus complying with the Act.